Exhibit 99.2

 2009

SECOND QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Six Months Ended June 30, 2009

This Management’s Discussion and Analysis should be read in conjunction with the Company’s interim unaudited consolidated financial statements for the three and six months ended June 30, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2008 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2008 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of July 30, 2009.

Highlights

Record attributable production of 4.0 million silver equivalent ounces for the three months ended June 30, 2009 (six months ended June 30, 2009 - 7.2 million ounces). This compares to production of 3.0 million and 6.0 million ounces for the comparable periods of 2008.

During the second quarter, approximately 1 million silver equivalent ounces of production at the various mines, deliverable to Silver Wheaton under the agreements, was not sold due primarily to the timing of shipments.  It is anticipated that these sales will be made by the mines during the remainder of 2009, at which time Silver Wheaton will take delivery and record a sale of the ounces.

Net earnings for the three months ended June 30, 2009 of $18.4 million ($0.06 per share) from the sale of 2.9 million ounces of silver, compared to $23.3 million ($0.10 per share) from the sale of 2.9 million ounces of silver for the comparable period of 2008.

Net earnings for the six months ended June 30, 2009 of $33.5 million ($0.12 per share) from the sale of 6.1 million ounces of silver, compared to $51.2 million ($0.23 per share) from the sale of 5.7 million ounces of silver for the comparable period of 2008.

Operating cash flows for the three and six months ended June 30, 2009 of $26.5 million ($0.09 per share) $49.6 million ($0.17 per share), respectively, compared to $35.9 million ($0.16 per share) and $69.0 million ($0.31 per share) for the comparable periods in 2008.

On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay all outstanding debt under the $400 million revolving bank loan facility, which is available to fund future acquisitions of silver interests.

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton on conversion of previously issued fully vested share purchase options of Silverstone. The transaction was valued at approximately $152 million and increased annual sales by over 4 million silver equivalent ounces. Immediately following the closing of the transaction, there were approximately 311 million Silver Wheaton common shares outstanding, of which approximately 93% were held by pre-existing Silver Wheaton shareholders and 7% were held by previous Silverstone shareholders.

On July 13, 2009, Goldcorp Inc. announced that construction of the first sulphide process line at their Peñasquito mine in Mexico is now complete and commissioning work is advancing on schedule. Production and shipment of first concentrates, including silver, are still targeted for the second half of 2009.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

On May 21, 2009 the Company completed the acquisition of Silverstone. This business combination was accounted for using the purchase method of accounting, with Silver Wheaton being identified as the acquirer and Silverstone as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Silver Wheaton from the date of acquisition. For the purposes of these consolidated financial statements, the purchase consideration has been allocated, on a preliminary basis, to the fair value of assets acquired and liabilities assumed based on Management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

To date, the Company has twelve long-term silver purchase agreements whereby Silver Wheaton acquires silver production from the counterparties for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to inflationary adjustments. In addition, the Company has one long-term precious metal purchase agreement whereby Silver Wheaton acquires (i) silver production for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price and (ii) gold at a per ounce cash payment of the lesser of $300 and the then prevailing market price, both subject to inflationary adjustments. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

The following table summarizes the silver and gold interests currently owned by the Company:

			Attributable	Attributable
			Silver	Gold
		Location of	Percentage	Percentage	Term of
Mine	Owner	Mine	From Mine	From Mine	Agreement
Luismin	Goldcorp Inc.	Mexico	100%	-	25 years [1]
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine
Yauliyacu	Glencore International AG	Peru	100% [2]	-	20 years [3]
Stratoni	European Goldfields Ltd. [4]	Greece	100%	-	Life of Mine
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine
Campo Morado	Farallon Resources Ltd.	Mexico	75%	-	Life of Mine
Minto	Capstone Mining Corp.	Canada	100%	100% [5]	Life of Mine
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years [6]
Other
Keno Hill	Alexco Resources Corp.	Canada	25%	-	Life of Mine
La Negra	Aurcana Corporation [7]	Mexico	50%	-	Life of Mine
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine
Neves -Corvo	Lundin Mining Corporation	Portugal	100%	-	50 years [8]
Aljustrel	I'M SGPS	Portugal	100%	-	50 years [8]
Loma de La Plata [9]	Aquiline Resources Inc.	Argentina	12.5%	-
1) Commenced October 15, 2004.

2) To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

3) Commenced March 23, 2006.
4) 95% owned by European Goldfields Ltd.

5) The agreement commenced December 1, 2008. If production from the Minto mine exceeds 50,000 ounces of gold per year in the first two years of the agreement, or 30,000 ounces of gold per year thereafter, the Company is entitled to purchase 50% of the amount in excess of those thresholds.

6) Commenced April 4, 2007.
7) 80% owned by Aurcana Corporation.
8) Commenced June 5, 2007.

9) Represents a debenture with Aquiline Resources Inc. (“ Aquiline” ), convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. Should Silver Wheaton elect to convert this debenture into a silver purchase agreement, Silver Wheaton will be required to pay an additional $32.4 million following the satisfaction of certain conditions including Aquiline receiving all necessary permits to proceed with mine construction. Should Silver Wheaton not elect to convert this debenture into a silver purchase agreement, the debenture will automatically convert into 1,458,333 common shares of Aquiline. Silver Wheaton needs to make such election no later than February 8, 2010. It is Management’s intention to convert the debenture into a silver purchase agreement.

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consist of the San Dimas mine, the Los Filos mine and the San Martin mine. The San Martin mine is currently owned and operated by Starcore International Mines Ltd., but Goldcorp is responsible for delivering silver in an amount equivalent to San Martin silver production.

To date, the Luismin mines have delivered 33 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $250 million. As at December 31, 2008, the Luismin mines had proven and probable reserves of 70.1 million ounces of silver, measured and indicated resources of 1.2 million ounces of silver and inferred resources of 167.1 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

The potential exists to significantly increase future silver production at the San Dimas mine as the mill has the capacity to increase throughput by more than 50% over 2008 levels.

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

To date, the Zinkgruvan mine has delivered 8.0 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $62 million. As at December 31, 2008, Zinkgruvan had proven and probable silver reserves of 37.8 million ounces, measured and indicated silver resources of 13.6 million ounces and inferred silver resources of 9.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Zinkgruvan is planning on bringing a copper circuit on-stream in 2010, which is expected to further improve silver production levels.

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

To date, Glencore has delivered 10 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $100 million. As at December 31, 2008, Yauliyacu had proven and probable silver reserves of 10.7 million ounces, measured and indicated silver resources of 50.6 million ounces and inferred silver resources of 76.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Glencore is currently refurbishing some of the internal mine infrastructure within the Yauliyacu mine, and mine production is expected to increase once the refurbishment is completed.

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd. (“European Goldfields”), to acquire 100% of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine.

To date, the Stratoni mine has delivered 2 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $22 million. As at December 31, 2008, Stratoni had proven and probable silver reserves of 13.7 million ounces and inferred silver resources of 4.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

To date, the Peñasquito mine has delivered 0.6 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $4 million. As at December 31, 2008, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 261.4 million ounces, measured and indicated silver resources was 92.4 million ounces and inferred silver resources was 98.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Silver Wheaton determined that the heap leach component of the Peñasquito mining operations achieved commercial production as at July 1, 2008 based upon the commencement of silver deliveries under the agreement and, as such, has reflected the related silver purchases and sales in the income statement commencing in the third quarter of 2008. Construction of the first sulphide process line is now complete and commissioning work is advancing on schedule. It is anticipated that the milling operation will achieve commercial production, as defined by Silver Wheaton based on the commencement of silver deliveries, during the second half of 2009. Until that time, the bank interest relating to the investment in the Peñasquito silver purchase agreement will be capitalized.

Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.2 million ounces of silver over the estimated 22 year mine life.

CAMPO MORADO

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado property in Mexico for the life of mine. .

To date, the Campo Morado mine has delivered 0.1 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $1 million. As at February 29, 2008, the Company’s 75% share of the Campo Morado measured and indicated silver resources was 30.7 million ounces and inferred silver resources was 0.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

MINTO

As part of the Silverstone acquisition, the Company acquired a silver and gold purchase agreement, originally entered into on December 1, 2008, with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced from Capstone’s Minto mine in Canada for the life of mine. If gold production from the Minto mine exceeds 50,000 ounces per year in the first two years of the agreement, or 30,000 ounces per year thereafter, the Company is entitled to purchase 50% of the amount in excess of those thresholds.

No silver and gold shipments have been delivered under the agreement since the acquisition of Silverstone.

As at December 31, 2008, Minto had proven and probable silver reserves of 1.9 million ounces of silver and 0.18 million ounces of gold, measured and indicated resources of 2.6 million ounces of silver and 0.28 million ounces of gold and inferred resources of 0.7 million ounces of silver and 0.07 million ounces of gold (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

COZAMIN

As part of the Silverstone acquisition, the Company acquired a silver purchase agreement, originally entered into on April 4, 2007, with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years.

To date, the Cozamin mine has delivered 0.2 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $3 million. As at December 31, 2008, Cozamin had proven and probable silver reserves of 15.5 million ounces, measured and indicated silver resources of 1.8 million ounces and inferred silver resources of 2.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

OTHER

Other silver interests consist of the Mineral Park mine in the United States owned by Mercator Minerals Ltd., the La Negra mine in Mexico 80% owned by Aurcana Corporation, the Keno Hill project in Canada owned by Alexco Resources Corp., the Aljustrel mine in Portugal owned by I’M SGPS, the Neves-Corvo mine in Portugal owned by Lundin, and a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

To date, these mines have delivered 0.3 million ounces of silver to the Company under the agreements, generating cumulative operating cash flows of $3 million.

During the six months ended June 30, 2009, the La Negra mine produced approximately 183,000 ounces of silver attributable to Silver Wheaton, of which approximately 37,000 ounces of silver was not delivered pursuant to the terms of the related silver purchase agreement. The Company is currently working with the management of Aurcana Corporation in order to remedy this issue.

Summary of Ounces Produced and Sold

	2009			2008				2007
	Q2	[2]	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Silver ounces produced (000's)
Luismin	1,333		1,375	1,323	1,174	1,253	1,511	1,829	1,866
Zinkgruvan	494		461	374	371	534	416	437	388
Yauliyacu	870		739	787	712	847	838	831	937
Stratoni	230		240	336	280	316	207	317	297
Peñasquito	162		160	198	113	28	-	-	-
Campo Morado	217		172	126	12	-	-	-	-
Minto	30	[3]	-	-	-	-	-	-	-
Cozamin	176	[3]	-	-	-	-	-	-	-
Other [4]	259	[3]	95	73	69	17	-	-	-
	3,771		3,242	3,217	2,731	2,995	2,972	3,414	3,488
Gold ounces produced
Minto	3,408	[3]	-	-	-	-	-	-	-
Silver equivalent ounces produced (000's) [5]	4,011		3,242	3,217	2,731	2,995	2,972	3,414	3,488
Silver ounces sold (000's)
Luismin	1,321		1,403	1,312	1,198	1,246	1,679	1,682	1,900
Zinkgruvan	469		451	303	418	524	318	540	247
Yauliyacu	546		743	602	691	750	734	919	792
Stratoni	(5	) [6]	353	262	253	344	88	402	190
Peñasquito	130		135	190	98	-	-	-	-
Campo Morado	92		43	-	-	-	-	-	-
Minto	(1	) [6]	-	-	-	-	-	-	-
Cozamin	213		-	-	-	-	-	-	-
Other [4]	173		30	69	58	-	-	-	-
	2,938		3,158	2,738	2,716	2,864	2,819	3,543	3,129
Gold ounces sold
Minto	145	[6]	-	-	-	-	-	-	-
Silver equivalent ounces sold (000's) [5]	2,950		3,158	2,738	2,716	2,864	2,819	3,543	3,129
1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Certain Q2 2009 production figures are based on estimates.
3) Quarterly production figures for Silverstone assets acquired have been pro rated based on the number of days in the quarter following the Silverstone acquisition.
4) Includes La Negra, Mineral Park and Neves-Corvo.
5) Gold ounces produced and sold are converted to a silver equivelant basis on the ratio of the average silver price recieved to the average gold price received during the period.
6) No concentrate shipments were made during the second quarter of 2009. Amounts reflected above represent provisional invoice adjustments.

Quarterly Financial Review

	2009		2008					2007
	Q2	Q1	Q4		Q3	Q2	Q1	Q4	Q3
Total silver ounces sold (000's)	2,938	3,158	2,738		2,716	2,864	2,819	3,543	3,129
Avg realized silver price [1]	$14.04	$11.90	$10.49		$14.50	$17.35	$17.36	$14.18	$12.66
Silver sales (000's)	$41,268	$37,572	$28,725		$39,371	$49,675	$48,948	$50,240	$39,598
Total gold ounces sold	145	-	-		-	-	-	-	-
Avg realized gold price [1]	$925	$-	$-		$-	$-	$-	$-	$-
Gold sales (000's)	$135	$-	$-		$-	$-	$-	$-	$-
Total sales (000's)	$41,403	$37,572	$28,725		$39,371	$49,675	$48,948	$50,240	$39,598
Avg cash cost, silver [1,2]	$3.99	$3.97	$3.97		$3.93	$3.93	$3.94	$3.93	$3.90
Avg cash cost, gold [1,2]	$300	$-	$-		$-	$-	$-	$-	$-
Net earnings (loss) (000's)	$18,438	$15,111	$(54,193	) [3]	$20,241	$23,276	$27,928	$24,886	$19,184
Earnings per share
Basic	$0.06	$0.06	$(0.22)		$0.09	$0.10	$0.13	$0.11	$0.09
Diluted	$0.06	$0.06	$(0.22)		$0.08	$0.09	$0.11	$0.10	$0.08
Cash flow from operations (000's)	$26,453	$23,120	$15,446		$26,725	$35,887	$33,084	$34,414	$27,102
Total assets (000's)	$1,462,514	$1,291,750	$1,270,646		$1,284,312	$1,320,450	$1,205,704	$1,208,474	$1,200,304
Total liabilities (000's)	$156,614	$160,336	$382,621		$385,977	$513,757	$391,475	$426,243	$440,514
Shareholders' equity (000's)	$1,305,900	$1,131,414	$888,025		$898,335	$806,693	$814,229	$782,231	$759,790
1) Expressed as United States dollars per ounce.
2) Refer to discussion on non-GAAP measures.
3) Includes a $65 million non-cash write-down of long-term investments held.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver. Total assets and shareholders’ equity increased during the three months ended June 30, 2009 primarily due to the closing of the Silverstone acquisition which involved net asset additions of approximately $152 million and the issuance of 23.4 million common shares and 1.4 million stock options.

Results of Operations and Operational Review

The Company currently has ten business segments: the silver produced by the Luismin, Zinkgruvan, Yauliyacu, Stratoni, Peñasquito, Campo Morado, Cozamin and Other mines, the silver and gold produced by the Minto mine and corporate operations.

Three Months Ended June 30, 2009
							Average
							realized	Total cash
							price	cost		Net	Cash flow
	Ounces		Ounces				($'s per	($'s per		earnings	from
	produced	[2]	sold		Sales		ounce)	ounce)	[3]	(loss)	operations
Silver (000's)
Luismin	1,333		1,321		$18,475		$13.99	$4.02		$12,304	$13,166
Zinkgruvan	494		469		6,746		14.38	4.02		4,024	5,159
Yauliyacu	870		546		7,593		13.91	3.94		3,546	5,442
Stratoni	230		(5	) [4]	143	[4]	n/a	3.90		178	80
Peñasquito	162		130		1,853		14.28	3.90		1,041	1,347
Campo Morado	217		92		1,177		12.73	3.90		367	817
Minto	30	[5]	(1	) [4]	(7	) [4]	13.11	3.90		(3)	15
Cozamin	176	[5]	213		2,935		13.78	4.00		1,090	3,388
Other [6]	259	[5]	173		2,353		13.58	3.90		623	2,131
Corporate										(4,782)	(5,284)
	3,771		2,938		$41,268		$14.04	$3.99		$18,388	$26,261
Gold
Minto	3,408	[5]	145	[4]	$135	[4]	$925	$300		$50	$192
Silver Equivalent (000's) [7]	4,011		2,950		$41,403		$14.04	$3.99		$18,438	$26,453
1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Certain production figures are based on management estimates.
3) Refer to discussion on non-GAAP measures.
4) No concentrate shipments were made during the second quarter of 2009. Amounts reflected above represent provisional invoice adjustments.
5) Quarterly production figures for Silverstone assets acquired have been pro rated based on the number of days in the quarter following the Silverstone acquisition.
6) Includes La Negra, Mineral Park and Neves-Corvo.
7) Gold ounces produced and sold are converted to a silver equivelant basis on the ratio of the average silver price received to the average gold price received during the period.

					Three Months Ended June 30, 2008
				Average
				realized	Total cash
				price	cost		Net	Cash flow
	Ounces	Ounces		($'s per	($'s per		earnings	from
	produced	sold	Sales	ounce)	ounce)	[2]	(loss)	operations
Silver (000's)
Luismin	1,253	1,246	$21,489	$17.25	$3.95		$16,048	$16,569
Zinkgruvan	534	524	9,398	17.93	3.96		6,501	7,570
Yauliyacu	847	750	12,805	17.09	3.90		7,278	9,883
Stratoni	316	344	5,983	17.38	3.90		3,371	4,814
Peñasquito	28	-	-	-	-		-	-
Other [3]	17	-	-	-	-		-	-
Corporate							(9,922)	(2,949)
	2,995	2,864	$49,675	$17.35	$3.93		$23,276	$35,887
1) Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2) Refer to discussion on non-GAAP measures.
3) Includes La Negra.

For the three months ended June 30, 2009, net earnings and cash flow from operations were $18.4 million and $26.5 million respectively, compared with $23.3 million and $35.9 million for the second quarter of 2008. Although attributable silver production at the various mines set a new record of approximately 4.0 million silver equivalent ounces, silver sales for the three months ended June 30, 2009 were affected by the following shipping-related issues:

  During the three months ended June 30, 2009, concentrate shipments from the Yauliyacu mine were affected by the shut-down of the Doe Run Peru smelter, the largest buyer of the concentrate produced at the mine.  Concentrates were stockpiled at Yauliyacu until Glencore arranged alternative smelting arrangements.  Silver Wheaton expects the shortfall in silver deliveries to be made up over the remainder of 2009.

  All concentrate shipments from the Stratoni mine during the three months ended June 30, 2009 occurred at the end of the quarter. As title tso the concentrate had not yet passed to the Company, the related revenue was not recognized until July 2009.

  Following the acquisition of Silverstone, no silver and gold shipments were delivered under the Minto agreement.  Truck transportation of concentrate is unavailable at the Minto mine for two periods of eight to ten weeks beginning in April and October of each year as the Yukon River breaks up and freezes, preventing access to the mine. As a result, silver sales from the Minto mine will vary significantly from quarter to quarter.

In addition, the following factors are reflected in the financial performance for the three month period ending June 30, 2009 relative to the comparable period of the prior year:

  19% decrease in the average realized selling price of silver.

  3% increase in the number of silver equivalent ounces sold, including 283,000 silver equivalent ounces relating to the agreements acquired in the Silverstone acquisition.

  Mineral Park completing its first silver deliveries to the Company.

  $5.1 million reduction in the cost of corporate operations, due primarily to a $4.2 million future tax expense having been recorded during the second quarter of 2008.

								Six Months Ended June 30, 2009
							Average
							realized	Total cash
							price	cost		Net	Cash flow
	Ounces		Ounces				($'s per	($'s per		earnings	from
	produced	[2]	sold		Sales		ounce)	ounce)	[3]	(loss)	operations
Silver (000's)
Luismin	2,708		2,724		$35,649		$13.09	$4.02		$22,680	$24,698
Zinkgruvan	955		920		12,162		13.22	4.02		6,825	8,379
Yauliyacu	1,609		1,289		16,282		12.63	3.92		6,758	11,233
Stratoni	470		348		3,954		11.36	3.90		1,313	2,833
Peñasquito	322		265		3,414		12.89	3.90		1,758	2,381
Campo Morado	389		135		1,722		12.74	3.90		537	1,195
Minto	30	[5]	(1	) [4]	(7	) [4]	13.11	3.90		(3)	15
Cozamin	176	[5]	213		2,935		13.78	4.00		1,090	3,388
Other [6]	354	[5]	203		2,729		13.40	3.90		657	2,389
Corporate										(8,116)	(7,130)
	7,013		6,096		$78,840		$12.93	$3.98		$33,499	$49,381
Gold
Minto	3,408	[5]	145	[4]	$135	[4]	$925	$300		$50	$192
Silver Equivalent (000's) [7]	7,253		6,108		$78,975		$12.93	$3.98		$33,549	$49,573
1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2) Certain Q2 2009 production figures are based on management estimates.
3) Refer to discussion on non-GAAP measures.
4) No concentrate shipments were made during the period. Amounts reflected above represent provisional invoice adjustments.
5) Production figures for Silverstone assets acquired have been pro rated based on the number of days in the quarter following the Silverstone acquisition.
6) Includes La Negra, Mineral Park and Neves-Corvo.
7) Gold ounces produced and sold are converted to a silver equivelant basis on the ratio of the average silver price received to the average gold price received during the period.

					Six Months Ended June 30, 2008
				Average
				realized	Total cash
				price	cost		Net	Cash flow
	Ounces	Ounces		($'s per	($'s per		earnings	from
	produced	sold	Sales	ounce)	ounce)	[2]	(loss)	operations
Silver (000's)
Luismin	2,764	2,925	$50,532	$17.28	$3.95		$37,758	$38,980
Zinkgruvan	950	842	15,087	17.92	3.96		10,436	11,724
Yauliyacu	1,685	1,484	25,634	17.28	3.90		14,694	19,849
Stratoni	523	432	7,370	17.04	3.90		4,088	5,486
Peñasquito	28	-	-	-	-		-	-
Other [3]	17	-	-	-	-		-	-
Corporate							(15,772)	(7,068)
	5,967	5,683	$98,623	$17.36	$3.93		$51,204	$68,971
1) Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2) Refer to discussion on non-GAAP measures.
3) Includes La Negra.

For the six months ended June 30, 2009, net earnings and cash flow from operations were $33.5 million and $49.6 million respectively, compared with $51.2 million and $69.0 million for the comparable period of 2008, with the variance being primarily attributable to the following factors:

  26% decrease in the average realized selling price of silver.

  7% increase in the number of silver equivalent ounces sold despite the Q2 sales shortfall detailed above relating to the timing of shipments.

  $7.7 million reduction in the cost of corporate operations, comprised of (i) a $1.2 million reduction in general and administrative expenses, (ii) a $1.3 million foreign exchange gain relating to the conversion, into US dollars, of the Canadian dollar denominated net proceeds from the equity financing that closed in the first quarter of 2009 and (iii) a $3.9 million reduction in future income tax expenses.

Corporate

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2009	2008	2009	2008
General and administrative [1]	$4,433	$4,849	$9,011	$10,159
Debt issue costs	-	601	-	601
(Gain) loss on mark-to-market of warrants held	(30)	147	(33)	947
Other	379	107	(862)	207
Future income tax expense	-	4,218	-	3,858
Corporate net loss	$4,782	$9,922	$8,116	$15,772
1) Stock based compensation (a non-cash item) included in General and administrative.	$830	$1,214	$2,689	$3,460

General and administrative expenses totaled $4.4 million (six months - $9.0 million) during the three months ended June 30, 2009, compared with $4.8 million (six months - $10.2 million) in the comparable period of 2008. Of this, stock based compensation, a non-cash item, accounted for $0.8 million (six months - $2.7 million) compared with $1.2 million (six months - $3.5 million) in the comparable period of 2008.

The Company incurred interest costs of $0.9 million (six months - $2.8 million) during the second quarter of 2009, all of which was capitalized in relation to the Peñasquito, Campo Morado and Keno Hill silver interests. For the same period in 2008, the Company incurred interest costs of $4.8 million (six months - $10.6 million), primarily all of which was capitalized to the cost of the Peñasquito, Mineral Park and Campo Morado silver interests. The reduction in interest costs was a result of the Company repaying its revolving bank debt facility in full during the first quarter of 2009, combined with a decline in interest rates.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

Non-GAAP Measures - Total Cash Costs Per Ounce Of Silver & Gold Calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended June 30, 2009, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.99 per ounce of silver and $300 per ounce of gold (2008 – $3.93 per ounce of silver).

Liquidity and Capital Resources

At June 30, 2009, the Company had cash and cash equivalents of $48.6 million (December 31, 2008 – $7.1 million) and working capital of $17.8 million (December 31, 2008 – working capital deficiency of $24.7 million). Generally, the Company first applies surplus cash to pay down amounts outstanding under the revolving bank debt facility. During periods that the revolving bank debt has been fully repaid, the Company will invest its excess cash in short-term bank deposits.

During the three months ended June 30, 2009, the Company generated operating cash flows of $26.5 million (six months - $49.6 million) compared with $35.9 million (six months - $69.0 million) during the comparable period of 2008.

During the three months ended June 30, 2009, the Company had net cash outflows from financing activities of $6.0 million (six months - $5.6 million) compared with net cash inflows of $106.7 million (six months - $77.3 million) during the comparable period of 2008. The outflows during the second quarter of 2009 relate primarily to scheduled repayments under the non-revolving bank debt facility while the inflows during the comparable period of the prior year relate to net drawings under the revolving bank debt facility to finance acquisitions. During the first quarter of 2009 the Company completed an equity financing, raising net proceeds of approximately $230 million which were primarily used to repay the outstanding balance of the Company’s long-term debt under the revolving bank debt facility, as described in the share capital section of this Management’s Discussion and Analysis.

During the three months ended June 30, 2009, the Company had net cash inflows relating to investing activities of $1.3 million (six months - net cash outflows of $2.0 million), which related primarily to expenses paid in connection with the acquisition of Silverstone Resources Corp. offset by Silverstone’s cash on hand (as more fully described in Note 9 to the Financial Statements) as well the payment of interest.

As at June 30, 2009, the Company had $400 million available under its revolving bank debt facility as more fully described in Note 5 to the Financial Statements.

In the opinion of Management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

SILVER AND GOLD INTERESTS

In connection with the Luismin, Zinkgruvan and Stratoni silver purchase agreements, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $4.02, $4.02 and $3.90 respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1% per annum for Stratoni.

In connection with the Yauliyacu silver purchase agreement, the Company has committed to purchase 100% of the silver produced at the Yauliyacu mine, up to a maximum of 4.75 million ounces of silver per year, for a per ounce cash payment of $3.90, subject to an inflationary adjustment. This inflationary adjustment, which began during the second quarter of 2009, is subject to a minimum of 1% and a maximum of 1.65% per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 31, 2009, representing the three year anniversary, was 4.4 million ounces.

In connection with the Peñasquito silver purchase agreement, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin on the third anniversary of the achievement of commercial production, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In connection with the Campo Morado silver purchase agreement, the Company has committed to purchase 75% of the silver produced by the Campo Morado mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commenced.

In connection with the La Negra silver purchase agreement, the Company has committed to purchase 50% of the silver produced from the La Negra mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commenced.

In connection with the Mineral Park silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met.

In connection with the Keno Hill silver purchase agreement, the Company has committed to purchase 25% of the silver produced by the Keno Hill project for an upfront cash payment of $50 million and an ongoing per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met. To date, $15 million of the $50 million upfront payment has been paid by the Company. The remaining $35 million payment will be made on a drawdown basis to fund mill construction and mine development costs, upon the satisfaction of certain additional requirements, including the receipt of operating permits.

In connection with the Minto silver and gold purchase agreement, the Company has committed to purchase 100% of the silver produced by the Minto mine and up to 50,000 ounces of gold produced by the Minto mine in the first two years of the agreement and 30,000 ounces of gold per annum thereafter for a per ounce cash payment of the lesser of $3.90 and $300, respectively, and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement. If gold production from the Minto mine exceeds 50,000 ounces per year in the first two years of the agreement, or 30,000 ounces per year thereafter, the Company has committed to purchase 50% of the amount in excess of those thresholds at the same per ounce cash payments previously noted.

In connection with the Cozamin silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Cozamin mine for a per ounce cash payment of the lesser of $4.00 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Neves-Corvo silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Neves-Corvo mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Aljustrel silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Aljustrel mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning three years after the commencement of commercial production.

OTHER CONTRACTUAL OBLIGATIONS

(in thousands)	2009	2010 - 2012	2013 - 2014	After 2014	Total

Bank debt[1]	$14,280	$85,680	$50,060	$-	$150,020
Operating leases	214	1,332	930	1,035	3,511
Other	229	502	-	-	731
Total contractual obligations	$14,723	$87,514	$50,990	$1,035	$154,262
1) Does not include payments of interest related to bank debt.

CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the three months ended June 30, 2009, the Company received cash proceeds of $1.5 million (2008 - $0.1 million) from the exercise of 462,407 share purchase options (2008 – 40,000) at a weighted average exercise price of Cdn$3.62 per option (2008 – Cdn$3.25 per option). During the six months ended June 30, 2009, the Company received cash proceeds of $1.6 million (2008 - $2.1 million) from the exercise of 492,574 share purchase options (2008 – 398,700) at a weighted average exercise price of Cdn$3.62 per option (2008 – Cdn$5.11 per option).

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

As of July 30, 2009, there were 311,784,789 outstanding common shares, 5,646,292 share purchase options and 25,986,725 share purchase warrants, which are convertible into 13,596,677 common shares.

Financial Instruments

During the three months ended June 30, 2009, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity to meet the needs of the business and the flexibility to continue growing through acquisitions. In order to mitigate the effect of short-term volatility in silver prices, the Company will occasionally enter into forward contracts in relation to silver deliveries it is highly confident will occur within a given quarter. The Company does not attempt to hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company holds certain financial instruments as long-term investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk and liquidity risk.

Changes In Accounting Policies

GOODWILL AND INTANGIBLE ASSETS

On January 1, 2009 the Company adopted CICA Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaced CICA Handbook Section 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and CICA Handbook Section 3450 - Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section does not have a material impact on the Company’s interim consolidated financial statements.

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In January 2009 the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

Future Changes In Accounting Policies

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants issued Handbook Section 1582 – Business Combinations (“Section 1582”), which replaces Handbook Section 1581 – Business Combinations, and Handbook Section 1601 – Consolidated Financial Statements and Handbook Section 1602 – Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600 – Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company does not anticipate early adoption of these sections.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and status

PRELIMINARY PLANNING AND SCOPING
This phase involves development of the IFRS conversion plan and has been completed. The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and trainings requirements and calculation of debt covenants. Based on Management’s review of IFRS and current Company processes, minimal impact is expected on information systems, operations of foreign subsidiaries and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process. A training program has been developed for appropriate personnel and training activities have taken place as planned.

The IFRS conversion plan included a high level impact assessment of IFRS effective in 2008, as relevant to the Company. This initial assessment identified approximately 6 to 8 standards of high or medium priority to the Company, based on a number of factors. The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment. The Company will assess any such change as a component of its Detailed Impact Assessment phase and update its IFRS conversion plan as appropriate. No significant changes were made to the IFRS conversion plan during the second quarter of 2009.

DETAILED IMPACT ASSESSMENT
This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that may or will result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

The Company is in the process of its detailed review of IFRS relevant to the Company and identification of key differences. The Company expects to complete this phase by the end of 2009 and made progress during the second quarter of 2009 according to plan.

IMPLEMENTATION	This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. From January 1, 2008 to February 14, 2008, total costs reimbursed to Goldcorp were $16,000.

Controls And Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of June 30, 2009. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of June 30, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2009.

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Outlook

Forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 30 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 31 million silver equivalent ounces, by 2013.

With $400 million of available credit under its revolving bank debt facility together with strong operating cash flows, the Company is well positioned to pursue the acquisition of additional accretive silver interests.

Attributable Reserves And Resources (1)

The attributable Reserves and Resources contained in this Management’s Discussion & Analysis reflect the reserves and resources for the mines at which the Company has silver purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver produced from such mines.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,4,5,6,10,12,14)
AS OF DECEMBER 31, 2008 UNLESS OTHERWISE NOTED

		Proven			Probable		Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
San Dimas	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3
Los Filos (11)	28.10	4.4	4.0	42.16	3.3	4.5	70.26	3.7	8.4
San Martin	0.32	32.7	0.3	0.71	47.8	1.1	1.03	43.2	1.4
Peñasquito (25%)
Mill	140.30	33.9	152.9	111.93	25.2	90.5	252.23	30.0	243.4
Heap Leach	14.45	18.4	8.6	31.16	9.4	9.4	45.61	12.3	18.0
Yauliyacu (8)	0.77	138.7	3.5	1.28	174.4	7.2	2.06	161.0	10.7
Zinkgruvan
Zinc Ore	8.76	112.0	31.6	2.00	56.0	3.6	10.76	101.6	35.2
Copper Ore				2.90	28.0	2.6	2.90	28.0	2.6
Cozamin
Copper Ore	1.61	76.9	4.0	6.49	55.4	11.6	8.10	59.7	15.5
Minto	7.91	6.9	1.8	0.80	5.6	0.1	8.71	6.8	1.9
Stratoni	1.90	193.3	11.8	0.31	190.0	1.9	2.22	192.8	13.7
Neves-Corvo
Zinc Ore	16.70	42.0	22.6	0.59	39.0	0.7	17.29	41.9	23.3
Copper Ore	52.50	58.0	97.9	3.37	53.0	5.7	55.87	57.7	103.6
Mineral Park (9)	315.88	2.9	29.0	81.33	2.4	6.4	397.21	2.8	35.4
La Negra (50%)	0.14	76.9	0.3	0.10	69.5	0.2	0.24	73.9	0.6
Aljustrel
Zinc				13.13	62.9	26.6	13.13	62.9	26.6
Copper				1.66	14.6	0.8	1.66	14.6	0.8
Total Silver			388.8			212.6			601.4
GOLD
Minto	7.91	0.67	0.17	0.80	0.47	0.01	8.71	0.65	0.18
Total Gold			0.17			0.01			0.18

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,7,10,12,13,14)
AS OF DECEMBER 31, 2008 UNLESS OTHERWISE NOTED

		Measured			Indicated		Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Los Filos (11)	0.20	5.1	0.03	7.38	4.8	1.1	7.58	4.8	1.2
Peñasquito (25%)
Mill	27.81	18.5	16.5	125.93	18.4	74.5	153.74	18.4	91.0
Heap Leach	1.44	4.1	0.2	7.60	5.0	1.2	9.04	4.9	1.4
Yauliyacu (8)	1.20	149.7	5.8	5.36	260.1	44.9	6.56	239.9	50.6
Zinkgruvan
Zinc Ore	0.55	24.0	0.4	3.79	105.0	12.8	4.34	94.7	13.2
Copper Ore	-	-	-	0.46	30.0	0.4	0.46	30.0	0.4
Cozamin (13)
Zinc				1.47	38.3	1.8	1.47	38.3	1.8
Minto(13)	6.93	3.2	0.7	15.00	3.8	1.8	21.94	3.6	2.6
Neves-Corvo(13)
Copper	7.29	69.3	16.2	0.55	63.3	1.1	7.84	68.9	17.4
Zinc	19.20	57.6	35.6	0.78	67.7	1.7	19.98	58.0	37.3
Mineral Park (9)	100.97	2.6	8.4	175.63	2.7	15.2	276.60	2.7	23.6

Campo Morado (75%)	0.37	257.9	3.1	4.97	173.4	27.7	5.33	179.2	30.7
La Negra (50%)	0.20	127.0	0.8	0.09	128.0	0.4	0.29	127.3	1.2
Aljustrel(13)
Zinc	5.53	50.5	9.0	7.77	56.0	14.0	13.30	53.7	23.0
Copper	0.94	24.1	0.7	3.68	13.3	1.6	4.62	15.5	2.3
Total Silver			97.5			200.3			297.7
GOLD
Minto	6.93	0.34	0.08	15.00	0.41	0.20	21.90	0.39	0.28
Total Gold			0.08			0.20			0.28

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,7,10,12,13, 14)
AS OF DECEMBER 31, 2008 UNLESS OTHERWISE NOTED

		Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	Moz
San Dimas	15.14	316.4	154.0
Los Filos (11)	6.02	8.1	1.6
San Martin	3.01	119.0	11.5
Peñasquito (25%)
Mill	176.40	17.0	96.2
Heap Leach	9.91	7.9	2.5
Yauliyacu (8)	11.41	207.9	76.3
Zinkgruvan
Zinc	4.20	68.0	9.2
Copper	0.55	42.0	0.7
Cozamin
Copper	0.98	51.2	1.6
Zinc	0.56	35.8	0.6
Minto	6.47	3.3	0.7
Stratoni	0.64	203.4	4.2
Neves-Corvo
Copper	6.82	45.0	9.9
Zinc	23.22	53.0	39.6
Keno Hill (25%)	320.15	2.3	23.8
Mineral Park (9)	1.38	174.5	7.7
Campo Morado (75%)	0.11	75.3	0.3
La Negra (50%)	0.13	1015.8	4.4
Aljustrel
Zinc	10.62	48.6	16.6
Copper	2.20	11.7	0.8
Total			462.3
GOLD
Minto	6.47	0.32	0.07
Total Gold			0.07

Notes:

1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum, National Instrument 43-101, or the AusIMM JORC equivalent.

2.	All Mineral Resources are exclusive of Mineral Reserves.
3.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
4.	Reserves and Resources are reported as of December 31, 2008, with the following conditions or exceptions:
	a.	Reserves and Resources for San Martin are reported as of December 31, 2006.

	b.	Gold is not analyzed at Minto’s on-site laboratory; therefore the stockpile (portion of the Proven Reserve) gold grade has been estimated.
	c.	Reserves and Resources for Stratoni are reported as of December 31, 2007.
	d.	Reserves and Resources for Mineral Park are reported as of December 29, 2006.
	e.	Resources for Campo Morado are reported as of February 29, 2008.
	f.	Resources for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.
	g.	Resources for Keno Hill are reported as of June 30, 2008.
	h.	Reserves and Resources for Aljustrel are reported as of December 31, 2007.
5.	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:
	a.	San Dimas, Los Filos – Reynaldo Rivera, MAusIMM (Chief Geologist), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.
	b.	San Martin – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited.
	c.	Peñasquito - Bob Bryson, MMSA, (Vice President, Engineering), Goldcorp Inc.
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo., (Director, Geology), Samuel Mah, M.A.Sc., P.Eng., (Director, Engineering), both employees of Silver Wheaton Corp.
	e.	Zinkgruvan – Per Hedstrom, AusIMM (Senior Geologist) and Lars Malmstrom, AusIMM, (Chief Geologist), both employees of Zinkgruvan Mining AB
f.

Cozamin – Robert Sim, P.Geo (independent consultant) is responsible for the Mineral Resource estimation and Gordon Doerksen, P.Eng., (Principal Consultant, SRK Consulting Inc) is responsible for the Mineral Reserve estimation.

g.

Minto –Ali Shahkar, P.Eng. and Susan Lomas, P.Geo (both of Lions Gate Geological Consulting Ltd) are responsible for the Mineral Resource estimation and Guy Lauzier, P.Eng., Capstone’s Manager of Mining, Minto Mine, is responsible for the Mineral Reserve estimation.

	h.	Stratoni - Patrick Forward, AusIMM (General Manager, Exploration), European Goldfields Ltd.
	i.	Neves-Corvo – Mark Owen M.Sc., MCSM, FGS, CGeol, EurGeol, (Principle Geologist), Owen Mihalop M.Sc., MCSM (Senior Mining Engineer), both employees of Wardell Armstrong International.
	j.	Mineral Park – Gary Simmerman, FAusIMM (Vice-President, Engineering and Mine Manager), Mercator Minerals Inc.
k.

Campo Morado – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng. (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo. and Qingping Deng, Ph.D., C. P.Geol. (Vice President of US Operations and Global Director of Ore Reserves and Mining Planning) Behre Dolbear & Company (USA), Inc.

l.

La Negra – Thomas C. Stubens, M.A.Sc., P.Eng. (Senior Geologist) Wardrop Engineering Inc., Barnard Foo, M. Eng., P.Eng. (Senior Mine Engineer) Wardrop Engineering Inc. and Ronald G. Simpson, P.Geo. (President), GeoSIM.

	m.	Keno Hill - G. David Keller, P.Geo. (Principal Resource Geologist) SRK Consulting (Canada) Inc.
n.

Aljustrel – Neil Burns, M.Sc., P.Geo., (Currently Director of Geology), Silver Wheaton Corp., Guy Lauzier P.Eng., (Currently Manager of Mining, Minto Mine), Capstone Mining Corp., Bob Carmichael, P.Eng. (Group Manager, Resource Exploration), Lundin Mining Ltd.  Lundin Mining conducted a drill program on the Feitais orebody in 2008 which was not included in the December 31, 2007 resource and reserve estimates.  However, it is not expected that this drilling would materially affect the 2007 estimates.

	o.	Overall Corporate Review –Neil Burns, M.Sc., P.Geo., for Resources (Director of Geology), Samuel Mah, M.A.Sc., P.Eng. for Reserves (Director of Engineering), both employees of Silver Wheaton Corp.
6.	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $12 per ounce of silver unless otherwise noted below:
	a.	San Martin Reserves – US$7.00 per ounce
	b.	Yauliyacu Reserves – US$10.00 per ounce
	c.	Cozamin – US$4.00 per ounce
	d.	Minto – 0.62% copper cut-off, silver and gold were not included
	e.	Neves-Corvo – 1.6% copper cut-off for the copper reserve and 4.6% zinc cut-off for the zinc reserve, silver was not included
f.

Mineral Park Reserves - 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene). Copper equivalent considers only copper and molybdenum values (silver was not included).

	g.	Aljustrel – 1.5% copper cut-off for all copper reserves and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc reserves, silver was not included
7.	Mineral Resources are estimated using appropriate recovery rates and US$ commodity prices of $14 per ounce of silver, unless otherwise noted below:
	a.	San Martin Resources – US$8.00 per ounce
	b.	The San Pedrito project Resources at San Martin– US$5.50 per ounce
	c.	Zinkgruvan Resources – US$10.00 per ounce
	d.	Cozamin Resources – 1.15% copper cut-off for San Roberto Area and 3.0% zinc cut-off for San Rafael Area, silver was not included
	e.	Minto Resources – 0.5% copper cut-off, silver and gold were not included
	f.	Stratoni Resources – US$12.00 per ounce
	g.	Neves-Corvo – 1.0% copper cut-off for copper resource and 3.0% zinc cut-off for the zinc resource, silver was not included
	h.	Mineral Park Resources - 0.225% Cu Equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values (silver was not included)
	i.	Campo Morado (G9) Resources - 5.0% zinc only cut-off grade, silver was not included
	j.	La Negra (Alacran) Resources - US$12.00 per ounce
	k.	La Negra (Monica) Resources - US$13.50 per ounce
	l.	Keno Hill Resources – US$8.00 per ounce
	m.	Aljustrel - 1.5% copper cut-off for all copper resources and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc resources, silver was not included
8.

Silver Wheaton’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up the shortfall.

9.	The Mineral Park reserves and resources do not include the SX/EW leach material since this process does not recover silver.
10.	The Company considers the San Dimas, Yauliyacu and Peñasquito operations to be Material Assets, and has filed a technical report for each asset on SEDAR.
11.	Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.
12.

Silver is produced as a by-product metal at all operations; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

13.

The Mineral Resources reported in this table are exclusive of Mineral Reserves. A number of the mines report Mineral Resources inclusive of Mineral Reserves, and their respective QPs listed in footnote 5 are responsible for the inclusive Mineral Resource estimates only. Silver Wheaton’s corporate QPs have made the exclusive Mineral Resource estimates based on average mine recoveries and dilution.

14.

The Company has a convertible debenture with Aquiline Resources Inc. whereby the Company has the right to purchase 12.5% of the life of mine payable silver from the Loma de la Plata zone, one of seven zones comprising the Navidad project. As disclosed in Aquiline’s April 16, 2009, press release, the Loma de la Plata zone currently contains 158 million ounces of silver in the Indicated category and 3 million ounces in Inferred.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2008 available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to the Company more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Consolidated Statements of Operations

		Three Months Ended		Six Months Ended
		June 30		June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2009	2008	2009	2008
Sales		$41,403	$49,675	$78,975	$98,623
Cost of sales		11,764	11,261	24,304	22,356
Depletion		6,419	5,216	13,006	9,291
		18,183	16,477	37,310	31,647
Earnings from operations		23,220	33,198	41,665	66,976
Expenses and other income
General and administrative [1]		4,433	4,849	9,011	10,159
Debt issue costs	5	-	601	-	601
(Gain) loss on mark-to-market of warrants held	3	(30)	147	(33)	947
Other		379	107	(862)	207
		4,782	5,704	8,116	11,914
Earnings before tax		18,438	27,494	33,549	55,062
Future income tax expense		-	4,218	-	3,858
Net earnings		$18,438	$23,276	$33,549	$51,204
1) Stock based compensation (a non-cash item) included in general and administrative		$830	$1,214	$2,689	$3,460

Basic earnings per share		$0.06	$0.10	$0.12	$0.23
Diluted earnings per share		$0.06	$0.09	$0.12	$0.20
Weighted average number of shares outstanding
Basic	6(e)	297,973	223,744	284,205	223,505
Diluted	6(e)	301,235	249,282	286,976	250,148

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	27

Consolidated Balance Sheets

	Note	June 30	December 31
(US dollars in thousands - unaudited)		2009	2008
Assets
Current
Cash and cash equivalents		$48,590	$7,110
Accounts receivable		3,202	772
Other		1,168	816
		52,960	8,698

Long-term investments	3	32,748	21,840
Silver and gold interests	4	1,373,679	1,238,368
Other		3,127	1,740
		$1,462,514	$1,270,646

Liabilities
Current
Accounts payable		$2,012	$1,396
Accrued liabilities		3,647	3,425
Current portion of bank debt	5	28,560	28,560
Other		935	-
		35,154	33,381

Bank debt	5	121,460	349,240
		156,614	382,621

Shareholders' Equity
Issued capital and contributed surplus	6	1,035,761	662,115

Retained earnings		259,459	225,910
Accumulated other comprehensive income		10,680	-
		270,139	225,910
		1,305,900	888,025
		$1,462,514	$1,270,646
Commitments and contingencies	5, 10

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	28

Consolidated Statements of Cash Flows

		Three Months Ended		Six Months Ended
		June 30		June 30
(US dollars in thousands - unaudited)	Note	2009	2008	2009	2008
Operating Activities
Net earnings		$18,438	$23,276	$33,549	$51,204
Items not affecting cash
Depreciation and depletion		6,482	5,216	13,130	9,291
Future income tax expense		-	4,218	-	3,858
Stock based compensation		830	1,214	2,689	3,460
(Gain) loss on mark-to-market of warrants held	3	(30)	147	(33)	947
Other		(325)	62	190	36

Change in non-cash operating working capital	7	1,058	1,754	48	175
Cash generated by operating activities		26,453	35,887	49,573	68,971

Financing Activities
Bank debt drawn down	5	-	165,500	-	165,500
Bank debt repaid	5	(7,140)	(59,040)	(227,780)	(92,580)
Shares issued	6(d)	-	-	230,424	-
Share issue costs		(427)	(24)	(9,975)	(24)
Warrants exercised		77	156	163	2,322
Share purchase options exercised		1,502	131	1,589	2,060
Cash (applied to) generated by financing activities		(5,988)	106,723	(5,579)	77,278

Investing Activities
Silver interests	4	(1,276)	(112,275)	(4,647)	(119,050)
Acquisition of Silverstone Resources Corp., net of cash acquired	9	2,668	-	2,668	-
Other		(72)	(202)	16	(528)
Cash generated by (applied to) investing activities		1,320	(112,477)	(1,963)	(119,578)
Effect of exchange rate changes on cash and cash equivalents		61	(7)	(551)	(4)
Increase in cash and cash equivalents		21,846	30,126	41,480	26,667
Cash and cash equivalents, beginning of period		26,744	6,506	7,110	9,965
Cash and cash equivalents, end of period		$48,590	$36,632	$48,590	$36,632

At June 30, 2009, the Company’s cash and cash equivalents consisted of $33.1 million in cash (December 31, 2008 -$7.1 million) and $15.5 million in cash equivalents (December 31, 2008 - $Nil). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	29

Consolidated Statements of Shareholders’ Equity

						Accumulated
			Share	Restricted		Other
	Common		Purchase	Share	Retained	Com prehensive
(US dollars in thosands-unaudited)	Shares	Warrants	Options	Units	Earnings	Income	Total
At December 31, 2007	$495,695	$38,776	$5,328	$262	$208,658	$33,512	$782,231
Fair value of stock based compensation	-	-	5,130	400	-	-	5,530
Share purchase options exercised	3,369	-	(702)	-	-	-	2,667
Restricted share units exercised	124	-	-	(124)	-	-	-
Warrants exercised	141,007	(25,211)	-	-	-	-	115,796
Warrants issued	(7,414)	7,414	-	-	-	-	-
Share issue costs	(1,939)	-	-	-	-	-	(1,939)
Net earnings	-	-	-	-	17,252	-	17,252
Other comprehensive income	-	-	-	-	-	(33,512)	(33,512)
At December 31, 2008	$630,842	$20,979	$9,756	$538	$225,910	$-	$888,025
Shares issued	230,424	-	-	-	-	-	230,424
Fair value of stock based compensation	-	-	1,689	170	-	-	1,859
Share purchase options exercised	113	-	(26)	-	-	-	87
Restricted share units exercised	106	-	-	(106)	-	-	-
Warrants exercised	113	(27)	-	-	-	-	86
Share issue costs	(9,898)	-	-	-	-	-	(9,898)
Net earnings	-	-	-	-	15,111	-	15,111
Other comprehensive income	-	-	-	-	-	5,720	5,720
At March 31, 2009	$851,700	$20,952	$11,419	$602	$241,021	$5,720	$1,131,414
Shares issued	146,178	-	-	-	-	-	146,178
Fair value of stock based compensation	-	-	768	62	-	-	830
Share purchase options exercised	2,968	-	(1,466)	-	-	-	1,502
Share purchase options issued	-	-	2,578				2,578
Warrants exercised	100	(23)	-	-	-	-	77
Share issue costs	(77)	-	-	-	-	-	(77)
Net earnings	-	-	-	-	18,438	-	18,438
Other comprehensive income	-	-	-	-	-	4,960	4,960
At June 30, 2009	$1,000,869	$20,929	$13,299	$664	$259,459	$10,680	$1,305,900

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	30

Consolidated Statements of Comprehensive Income

		Three Months Ended		Six Months Ended
		June 30		June 30

(US dollars in thousands - unaudited)	Note	2009	2008	2009	2008
Net earnings		$18,438	$23,276	$33,549	$51,204
Other comprehensive income (loss)
Gain (loss) on available-for-sale securities	3	4,960	(36,423)	10,680	(38,334)
Future tax benefit		-	4,218	-	3,858
Comprehensive income (loss)		$23,398	$(8,929)	$44,229	$16,728

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

1.	Basis of Presentation

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2008, except as disclosed in Note 2. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of Management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2009 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.	Changes in Accounting Policies

GOODWILL AND INTANGIBLE ASSETS

On January 1, 2009 the Company adopted CICA Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaced CICA Handbook Section 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and CICA Handbook Section 3450 - Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section does not have a material impact on the Company’s interim consolidated financial statements.

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In January 2009 the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582 – Business Combinations (“Section 1582”), which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests (“Section 1602”), which replace Section 1600 –Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company has not early adopted these sections.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan and is currently undertaking activities according to plan. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

3.	Long-Term Investments

(in thousands)	June 30, 2009	December 31, 2008
Available-for-sale	$32,693	$21,824
Warrants	55	16
	$32,748	$21,840

AVAILABLE-FOR-SALE

		Three Months Ended	Six Months Ended
	June 30, 2009	June 30, 2009	June 30, 2009	December 31, 2008
		Mark-to-Market
		Gains (Losses)	Mark-to-Market
		Included	Gains Included
(in thousands)	Fair Value	in OCI	in OCI	Fair Value
Bear Creek	$16,721	$5,046	$5,944	$10,776
Revett	1,925	701	942	607
Sabina	6,307	1,479	2,676	3,631
Mines Management	3,785	(996)	621	3,164
Other	3,955	(1,270)	497	3,646
	$32,693	$4,960	$10,680	$21,824

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

WARRANTS

		Three Months Ended	Six Months Ended
	June 30, 2009	June 30, 2009	June 30, 2009	December 31, 2008
		Mark-to-Market	Mark-to-Market
		Gains (Losses)	Gains (Losses)
		Included	Included
(in thousands)	Fair Value	in Earnings	in Earnings	Fair Value
Bear Creek	$4	$(15)	$(12)	$16
Revett	17	11	11	-
Sabina	34	34	34	-
	$55	$30	$33	$16

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

4.	Silver and Gold Interests

			June 30, 2009		December 31, 2008
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net
Luismin	$194,807	$(13,659)	$181,148	$194,807	$(11,640)	$183,167
Zinkgruvan	77,919	(13,191)	64,728	77,919	(11,552)	66,367
Yauliyacu	285,292	(37,238)	248,054	285,292	(32,763)	252,529
Stratoni	57,724	(8,226)	49,498	57,724	(6,943)	50,781
Peñasquito	524,464	(1,319)	523,145	522,216	(696)	521,520
Campo Morado	81,707	(658)	81,049	81,098	-	81,098
Minto	54,805	(39)	54,766	-	-	-
Cozamin	41,959	(992)	40,967	-	-	-
Other [1]	132,739	(2,415)	130,324	83,843	(937)	82,906
	$1,451,416	$(77,737)	$1,373,679	$1,302,899	$(64,531)	$1,238,368

1) Includes silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

The value allocated to reserves is classified as depletable upon commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

			June 30, 2009		December 31, 2008
		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total
Luismin	$38,468	$142,680	$181,148	$20,338	$162,829	$183,167
Zinkgruvan	43,236	21,492	64,728	41,920	24,447	66,367
Yauliyacu	21,120	226,934	248,054	25,445	227,084	252,529
Stratoni	36,245	13,253	49,498	37,528	13,253	50,781
Peñasquito[1]	10,923	512,222	523,145	10,520	511,000	521,520
Campo Morado	81,049	-	81,049	81,098	-	81,098
Minto	39,884	14,882	54,766	-	-	-
Cozamin	39,924	1,043	40,967	-	-	-
Other [2]	63,235	67,089	130,324	2,031	80,875	82,906
	$374,084	$999,595	$1,373,679	$218,880	$1,109,488	$1,238,368
1) Reflects the value of the reserves related to the heap leach operations.

2) Includes silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

5.	Bank Debt

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 9, 2008 the Company entered into an amending agreement to increase the revolving bank debt available by $100 million, bringing total revolving debt to $400 million. The Company paid upfront costs of $0.6 million in connection with the increase, which were expensed at that time.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1, a leverage ratio less than or equal to 5:1 (decreasing to 3.5:1 on September 30, 2009), and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver interests and long-term investments. During the three months ended June 30, 2009, the Company repaid $7.1 million (six months - $14.3 million) and $Nil (six months - $213.5 million) of the balances outstanding on the Term Loan and Revolving Loan, respectively. As at June 30, 2009, the Company had $400 million available under its revolving credit facility.

The Company is in compliance with the debt covenants described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

			June 30, 2009
(in thousands)	Term Loan	Revolving Loan	Total
Current portion	$28,560	$-	$28,560
Long-term portion	121,460	-	121,460
	$150,020	$-	$150,020

Three months:
Interest capitalized	$885	$-	$885
Effective interest rate	2.30%	0.00%	2.30%
Six months:
Interest capitalized	$2,138	$648	$2,786
Effective interest rate	2.73%	2.00%	2.52%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan	Total
2009	$14,280	$-	$14,280
2010	28,560	-	28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
Thereafter	21,500	-	21,500
	$150,020	$-	$150,020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

6.	Shareholders’ Equity

Issued Capital & Contributed Surplus	Note	June 30	December 31
(US dollars and shares in thousands)		2009	2008
Contributed Surplus
Share purchase options	6(a)	$13,299	$9,756
Restricted share units	6(b)	664	538
		13,963	10,294
Issued Capital
Warrants	6(c)	20,929	20,979
Share capital issued and outstanding: 311,423
(December 31, 2008: 251,498)	6(d)	1,000,869	630,842
		1,021,798	651,821
		$1,035,761	$662,115

A) SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock based compensation expense during the three months ended June 30, 2009 included $0.8 million (six months -$2.5 million) of amortization of the fair value of share purchase options issued, compared to $1.1 million (six months -$3.3 million) for the comparable period of 2008.

During the quarter, the Company issued 10,000 options with a weighted average exercise price of Cdn$9.87 per option (six months – 1,137,000 options with a weighted average exercise price of Cdn$9.09 per option) and a fair value of $0.03 million (six months - $2.6 million), which was determined using the Black-Scholes option valuation method. For the same period in 2008, the Company issued 200,000 stock options with a weighted average exercise price of Cdn$13.73 per option (six months – 1,070,000 stock options with a weighted average exercise price of Cdn$16.09 per option) and a fair value of $0.8 million (six months - $4.8 million). The following weighted average assumptions were used in computing the fair value of stock options:

	Three Months Ended June 30		Six Months Ended June 30
	2009	2008	2009	2008
Black-Scholes weighted average assumptions
Expected dividend yield	-	-	-	-
Expected volatility	50.00%	45.00%	50.00%	45.00%
Risk-free interest rate	1.30%	3.16%	1.38%	2.81%
Estimated forfeiture rate	-	-	-	-
Expected option life, in years	2.50	2.50	2.50	2.50

Weighted average fair value per option granted	Cdn$3.14	Cdn$4.21	Cdn$2.90	Cdn$4.97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

As part of the acquisition of Silverstone Resources Corp. (“Silverstone”), as described in Note 9, the Company issued 1,367,364 share purchase options on the conversion of previously issued fully vested share purchase options of Silverstone with a weighted average exercise price of Cdn$8.02 per option and a fair value of $2.6 million.

At June 30, 2009, there were 5,646,292 share purchase options outstanding with a weighted average exercise price of Cdn$10.19 per option.

B) RESTRICTED SHARE UNITS

No restricted share units were issued during the quarter (six months – 42,954 restricted share units at a price of Cdn$9.08 and a fair value of $0.3 million). For the same period in 2008, no restricted share units were issued (six months – 24,000 restricted share units at a price of Cdn$16.63 and a fair value of $0.4 million).

At June 30, 2009, there were 90,546 restricted share units outstanding.

C) WARRANTS

The following table summarizes information about the warrants outstanding at June 30, 2009:

				Common	Effective
		Exercise		Shares to be	Price Per
	Warrants	Price	Exchange	Issued Upon	Share
	Outstanding	(Cdn$)	Ratio	Exercise	(Cdn$)	Expiry Date
Share purchase warrants	14,100,845	$0.80	0.2	2,820,169	$4.00	05-Aug-09
Series “A” warrants	3,194,015	1.10	0.2	638,803	5.50	30-Nov-09
Series “B” warrants	7,780,900	10.00	1.0	7,780,900	10.00	22-Dec-10
New warrants[1]	2,718,265	20.00 [1]	1.0	2,718,265	20.00 [1]	05-Sep-13
	27,794,025			13,958,137
1) New warrants are traded in US funds and have an exercise price of US$20.00.

Each share purchase warrant and Series “A” warrant (TSX: SLW.WT and SLW.WT.A, respectively) entitles the holder the right to purchase 0.20 of one of the Company’s common shares at the applicable exercise price. Each Series “B” warrant and new warrant (TSX: SLW.WT.B and SLW.WT.U, respectively) entitles the holder the right to purchase one of the Company’s common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

D) SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at June 30, 2009 the Company had no preference shares outstanding. A summary of the Company’s issued and outstanding common shares at June 30, 2009 and December 31, 2008 and the changes for the periods ending on those dates is presented below:

		Weighted
	Number of	Average Price
	Shares	(Cdn$)
At December 31, 2007	222,934,237
Options exercised	561,200	$4.77
Warrants exercised	27,992,863	4.40
Restricted share units exercised	9,447	-
At December 31, 2008	251,497,747
Shares issued	59,371,832	8.00
Options exercised	492,574	3.62
Warrants exercised	48,822	4.00
Restricted share units exercised	12,355	-
At June 30, 2009	311,423,330

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares of Silver Wheaton (Note 9).

E) DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2009	2008	2009	2008
Basic weighted average number of shares outstanding	297,973	223,744	284,205	223,505
Effect of dilutive securities
Stock options	996	1,146	804	1,323
Share purchase warrants	2,176	24,328	1,886	25,261
Restricted share units	90	64	81	59
Diluted weighted average number of shares outstanding	301,235	249,282	286,976	250,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$10.21 (six months - Cdn$9.31), compared to Cdn$14.71 (six months – Cdn$15.65) for the comparable period in 2008.

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2009	2008	2009	2008
Stock options	2,994	1,075	3,009	1,075
Warrants	2,718	-	10,499	-

7.	Supplemental Cash Flow Information

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2009	2008	2009	2008
Change in non-cash working capital
Accounts receivable	$1,900	$820	$1,612	$197
Accounts payable	(1,745)	(267)	(2,407)	119
Accrued liabilities	618	1,137	489	585
Other	285	64	354	(726)
	$1,058	$1,754	$48	$175
Interest paid	$886	$5,216	$3,941	$11,946

8.	Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. From January 1, 2008 to February 14, 2008, total costs reimbursed to Goldcorp were $16,000.

9.	Acquisition of Silverstone Resources Corp.

On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (TSX-V: SST) pursuant to which Silver Wheaton would acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone. The transaction was approved by Silverstone shareholders on May 19, 2009 and closed on May 21, 2009. This business combination was accounted for using the purchase method of accounting, with Silver Wheaton being identified as the acquirer and Silverstone as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Silver Wheaton from the date of acquisition. For the purposes of these consolidated financial statements, the purchase consideration has been allocated, on a preliminary basis, to the fair value of assets acquired and liabilities assumed based on Management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to the assets acquired and liabilities assumed, including an independent valuation, prior to finalizing the allocation of the purchase price in the 2009 annual financial statements. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although the results of this review are presently unknown, it may result in a change to the value attributable to tangible assets and future income tax liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

The cost of the acquisition includes the fair value of the issuance of 23,434,332 Silver Wheaton common shares at $8.02 Canadian dollars (US$6.24 per share), plus the issuance of 1,367,364 vested Silver Wheaton stock options on the conversion of previously issued fully vested share purchase options of Silverstone with a fair value of $2.6 million, plus transaction costs of $3.3 million. The price of the Silver Wheaton common shares was calculated as the average share price of Silver Wheaton common shares two days before, the day of, and two days after the date of announcement. The stock options were valued using the Black-Scholes option pricing model. A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary Purchase Price:
Issuance of 23,434,332 common shares of Silver Wheaton	$146,178
Issuance of 1,367,364 vested options of Silver Wheaton	2,578
Acquisition costs	3,300
$152,056
Net Assets Acquired:
Net working capital acquired	$5,205
Silver and gold interests	145,351
Other	1,500
$152,056

As part of the acquisition of Silverstone, the Company acquired 5 mineral properties located in Mexico which are owned by Silverstone Resources S.A. DE C.V., a wholly owned subsidiary of Silverstone Resources Corp. The Company has entered into negotiations to sell this subsidiary and anticipates the transaction will close during the third quarter of 2009. The $1.5 million value attributable to these properties has been reflected in other assets.

10.	Commitments And Contingencies

In connection with the silver purchase agreements (Note 4), the Company has committed to purchase various amounts of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver purchase agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment.

In connection with the Keno Hill silver purchase agreement, the Company is committed to pay a further upfront cash payment of $35 million, subject to certain conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)
2009	$678
2010	684
2011	698
2012	451
2013	458
Thereafter	1,507
$4,476

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

11.	Segmented Information

The Company’s reportable operating segments are summarized in the table below.

				Three Months Ended June 30, 2009
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets
Luismin	$18,475	$5,309	$862	$12,304	$13,166	$181,148
Zinkgruvan	6,746	1,886	836	4,024	5,159	64,728
Yauliyacu	7,593	2,151	1,896	3,546	5,442	248,054
Stratoni	143	(18)	(17)	178	80	49,498
Peñasquito	1,853	506	306	1,041	1,347	523,145
Campo Morado	1,177	360	450	367	817	81,049
Minto	128	42	39	47	207	54,766
Cozamin	2,935	852	993	1,090	3,388	40,967
Other [1]	2,353	676	1,054	623	2,131	130,324
Corporate					(5,284)	88,835
Consolidated	$41,403	$11,764	$6,419	$23,220	$26,453	$1,462,514

1) Includes silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

				Three Months Ended June 30, 2008
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets
Luismin	$21,489	$4,920	$521	$16,048	$16,569	$184,216
Zinkgruvan	9,398	2,075	822	6,501	7,570	67,946
Yauliyacu	12,805	2,923	2,604	7,278	9,883	257,021
Stratoni	5,983	1,343	1,269	3,371	4,814	56,625
Peñasquito	-	-	-	-	-	514,539
Campo Morado	-	-	-	-	-	80,563
Other [1]	-	-	-	-	-	39,542
Corporate					(2,949)	119,998
Consolidated	$49,675	$11,261	$5,216	$33,198	$35,887	$1,320,450
1) Includes Mineral Park.

				Six Months Ended June 30, 2009
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets
Luismin	$35,649	$10,951	$2,018	$22,680	$24,698	$181,148
Zinkgruvan	12,162	3,698	1,639	6,825	8,379	64,728
Yauliyacu	16,282	5,049	4,475	6,758	11,233	248,054
Stratoni	3,954	1,358	1,283	1,313	2,833	49,498
Peñasquito	3,414	1,033	623	1,758	2,381	523,145
Campo Morado	1,722	527	658	537	1,195	81,049
Minto	128	42	39	47	207	54,766
Cozamin	2,935	852	993	1,090	3,388	40,967
Other [1]	2,729	794	1,278	657	2,389	130,324
Corporate					(7,130)	88,835
Consolidated	$78,975	$24,304	$13,006	$41,665	$49,573	$1,462,514

1) Includes silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2009 (US dollars - unaudited)

				Six Months Ended June 30, 2008
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets
Luismin	$50,532	$11,551	$1,223	$37,758	$38,980	$184,216
Zinkgruvan	15,087	3,331	1,320	10,436	11,724	67,946
Yauliyacu	25,634	5,786	5,154	14,694	19,849	257,021
Stratoni	7,370	1,688	1,594	4,088	5,486	56,625
Peñasquito	-	-	-	-	-	514,539
Campo Morado	-	-	-	-	-	80,563
Other [1]	-	-	-	-	-	39,542
Corporate					(7,068)	119,998
Consolidated	$98,623	$22,356	$9,291	$66,976	$68,971	$1,320,450
1) Includes Mineral Park.

CANADA - HEAD OFFICE	TRANSFER AGENT
SILVER WHEATON CORP.	CIBC MELLON TRUST COMPANY
Park Place, Suite 3150	1600 - 1066 West Hastings Street
666 Burrard Street	Vancouver, BC V6E 3X1
Vancouver, BC V6C 2X8
T: 604 684 9648	Toll-free in Canada and the United States:
F: 604 684 3123	800 387 0825

CAYMAN ISLANDS OFFICE	Outside of Canada and the United States:
SILVER WHEATON (CAYMANS) LTD.	416 643 5500
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue	Email: inquiries@cibcmellon.com
P.O. Box 1791 George Town,
Grand Cayman	AUDITORS
Cayman Islands KY1-1109	DELOITTE & TOUCHE LLP
Vancouver, BC
STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW	INVESTOR RELATIONS
New York Stock Exchange: SLW	BRAD KOPP
Director, Investor Relations
DIRECTORS	Toll-free: 800 380 8687
Peter Barnes	Email: info@silverwheaton.com
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith

OFFICERS
PETER BARNES
President and Chief Executive Officer
RANDY SMALLWOOD
Executive Vice President,
Corporate Development
GARY BROWN
Chief Financial Officer
CURT BERNARDI
Vice President,
Legal & Corporate Secretary

2009

WWW.SILVERWHEATON.COM